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Philly's on the Hill

American Restaurant

4160 US-17
Richmond hill, GA 31324
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Open until 9:00 PM
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Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Philly's on the Hill is seeking investment to open a restaurant serving classic American comfort food like P
burgers, cuban sandwiches, and shaved ice.
This is a preview. It will become public when you start accepting investment.
OUR MISSION

Our mission is to serve Richmond Hill with authentic philly cheesesteaks, cuban sandwiches, chicken wing
locals and those passing through our great city. My husband and I are very passionate about what we are
the way we grew up going to Philly cheesesteak shops and the smiles that it gave us and the people arour
growing city.

Great location, right off I-95 EXIT-87 which services thousands of cars each day.
More than just Philly cheesesteaks! Chicken Wings, Cuban sandwiches, and of course, Fries!

my husband. He introduced me to the best Philly cheesesteak I ever had. I told him we need sell his amazi

a great location, and want to make people happy and share a great American sandwich with the people in

Anthony Morales

Cook

Born and raised outside of Boston MA, I grew up eating Philly cheese steaks my entire life. Worked in a piz

country before settling here in Richmond Hill with my wife. I am convinced that my passion is having a Phi

Hill is the perfect place for our shop, as the area is growing fast. I looked at different places but nothing ca

Philly to Richmond Hill.

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PHILLY'S ON THE HILL- LOCATION IN RICHMOND HILL
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DEMOLITION DAY
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300 people
Average Daily Customers
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THE PEOPLE ARE GOING CRAZY THEY WANT PHILLY'S ON THE HILL OPEN TOMORROW
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THE SUPPORT OF ALL PEOPLE IN OUR GREAT CITY OF RICHMOND HILL GA HAS BEEN OVERWHELMING
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovations $15,000
Food Products $3,000
Rent $3,000
Kitchen Supplies $14,300
Interior/Seating $2,000
Business Sign $5,000
Mainvest Compensation $2,700
Total $45,000
Financial Forecasts

This information is provided by Philly's on the Hill. Mainvest never predicts or projects performance, and h
financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

Investment Round Status

Target Raise $45,000

Maximum Raise $70,000

Amount Invested $0

Investors 0

Investment Round Ends September 24, 2021

Summary of Terms

Legal Business Name Phillys on the Hill

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.8×

Investment Multiple 1.5×

Business's Revenue Share 1.5%-2.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2024

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Philly's on the Hill's fundraising. Howe
additional funds from alternate sources at a later date.

No operating history

Philly's on the Hill was established in [June, 2021]. Accordingly, there are limited financial statements and
When evaluating this investment opportunity, investors should consider factors outlined in the risk section

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees

As a securities holder, you will not be able to participate in Philly's on the Hill's management or vote on and regarding Philly's on the Hill. Furthermore, if the founders or other key personnel of Philly's on the Hill wer unable to work, Philly's on the Hill (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st various assumptions regarding operations. The validity and accuracy of these assumptions will depend in Philly's on the Hill and the key persons will have no control. Changes in assumptions or their underlying fa forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th there can be no assurance that the actual operating results will correspond to the forecasts provided here newly established entity and therefore has no operating history from which forecasts could be projected v

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the hold your investment for its full term.

The Company Might Need More Capital

Philly's on the Hill might need to raise more capital in the future to fund/expand operations, buy property a members, market its services, pay overhead and general administrative expenses, or a variety of other rea additional capital will be available when needed, or that it will be available on terms that are not adverse to on the Hill is unable to obtain additional funding when needed, it could be forced to delay its business plar

Changes in Economic Conditions Could Hurt Philly's on the Hill

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c declining employment, changes in real estate values, changes in tax policy, changes in political conditions other factors are unpredictable and could negatively affect Philly's on the Hill's financial performance or a event Philly's on the Hill ceases operations due to the foregoing factors, it can not guarantee that it will be revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Philly subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

antitrust laws, and health care laws, could negatively affect Philly's on the Hill's financial performance or a Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Philly's on the Hill's management will coincide: you both v successful as possible. However, your interests might be in conflict in other important areas, including the to act conservative to make sure they are best equipped to repay the Note obligations, while Philly's on th aggressively to invest in the business. You would like to keep the compensation of managers low, while ma can.

Future Investors Might Have Superior Rights

If Philly's on the Hill needs more capital in the future and takes on additional debt or other sources of finan rights superior to yours. For example, they might have the right to be paid before you are, to receive larger in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc to have an audit committee made up entirely of independent members of the board of directors (i.e., direc relationships with Philly's on the Hill or management), which is responsible for monitoring Philly's on the H the Hill will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Philly's on th than your initial expectations.

You Do Have a Downside

Conversely, if Philly's on the Hill fails to generate enough revenue, you could lose some or all of your mone

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Philly's on the Hill, and the revenue of Philly's on the disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Philly's on the Hill. Mainvest never predicts or projects performance, and h
information. For additional information, review the official Form C filing with the Securities and Exchange C
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Philly's on the Hill isn't accepting investments right now, but is trying to get a sense of how they should st
to provide any money, and we won't be accepting money or selling securities, until all of its forms with the
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, yo
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